December 20, 2013

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Pacific Drilling, S.A.

Form 20-F for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

File No. 001-35345

Ladies and Gentlemen:

Set forth below is the response of Pacific Drilling, S.A. (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2013, with respect to the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2012, File No. 001-35345, filed with the Commission on February 28, 2013 (the “Form 20-F”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 20-F for the Fiscal Year ended December 31, 2012 unless otherwise specified.

Form 20-F for the Fiscal Year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note that your auditor did not audit the financial statements pertaining to your investment in Transocean Pacific Drilling Inc. (TPDI) and have instead placed reliance on the work of another auditor as a basis for expressing their opinion as it relates to the TPDI investment amounts included in your financial statements. Please obtain and file the audit report of the other accountant in an amendment to your Form 20-F to comply with Rule 2-05 of Regulation S-X, applicable by way of Instruction 2 to Item 8.A.2 of Form 20-F. As you have incorporated your filing by reference in the Form S-8 that you filed on March 30, 2012, also include current consents from both auditors as exhibits. Please update you certifications consistent with Rule 12b-15 of Regulation 12B.

Securities and Exchange Commission

December 20, 2013

RESPONSE:

The Company acknowledges the Staff’s comment and has amended the Form 20-F to include the audit report of the accountant of the TPDI financial statements, current consents from both auditors and updated management certifications.

*      *      *      *       *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

PACIFIC DRILLING, S.A.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Chief Executive Officer

Enclosures

cc:	Kinga E. Doris (Pacific Drilling S.A.)

Andrew Louis (Pacific Drilling S.A.)

Sarah K. Morgan (Vinson & Elkins L.L.P.)